Exhibit 99.1

Akari Therapeutics Receives Positive Opinion on Orphan Drug Designation from the European Medicines Agency for Nomacopan for Treatment in Hematopoietic Stem Cell Transplantation

NEW YORK and LONDON, July 6, 2023 (GLOBE NEWSWIRE) — Akari Therapeutics, Plc (Nasdaq: AKTX), a late-stage biotechnology company developing advanced therapies for autoimmune and inflammatory diseases, today announced that the European Medicines Agency (EMA) has issued a positive opinion on the company’s application for orphan drug designation for nomacopan as a treatment in hematopoietic stem cell transplantation. The application included nomacopan clinical data from the treatment of patients with pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA). Akari is currently conducting a registrational Phase 3 clinical trial of nomacopan in pediatric HSCT-TMA.

“HSCT-TMA is serious, life-threatening condition with a mortality of 80% in severe forms, and yet there are no approved therapies for these patients,” said Rachelle Jacques, Akari President and CEO. “This positive opinion on nomacopan orphan drug designation from the EMA further validates the significant unmet need and, if granted, will support our urgent efforts to bring this potentially important treatment option forward to a regulatory filing.”

The positive opinion was issued by the Committee for Orphan Medicinal Products (COMP) of the EMA. Typically, the European Commission (EC) grants orphan drug designation 30 days after a positive opinion is issued. The EMA designates orphan drug status for medicines treating rare, life-threatening, or chronically debilitating diseases that meet certain criteria. If the designation is granted, Akari will receive scientific advice tailored for orphan drugs and, if a regulatory filing is approved, Akari also would receive extended market exclusivity.

The EMA orphan drug designation, if granted, will be an important addition to the Rare Pediatric Disease, Orphan Drug, and Fast Track designations already granted to nomacopan in pediatric HSCT-TMA by the U.S. Food and Drug Administration.

About Akari Therapeutics

Akari Therapeutics, plc (Nasdaq: AKTX) is a biotechnology company developing advanced therapies for autoimmune and inflammatory diseases. Akari’s lead asset, investigational nomacopan, is a bispecific recombinant inhibitor of complement C5 activation and leukotriene B4 (LTB4) activity. Akari’s pipeline includes a Phase 3 clinical trial program investigating nomacopan for severe pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA). Akari has been granted Orphan Drug, Fast Track and Rare Pediatric Disease designations from the FDA for nomacopan for the treatment of pediatric HSCT-TMA. Akari’s pipeline also includes a clinical program developing nomacopan for adult HSCT-TMA and pre-clinical research of long-acting PAS-nomacopan in geographic atrophy (GA). For more information about Akari, please visit akaritx.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies, and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies, and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations, or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result there; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:
Mike Moyer
LifeSci Advisors
(617) 308-4306
mmoyer@lifesciadvisors.com

Media Contact:
Eliza Schleifstein
Schleifstein PR
(917) 763-8106
eliza@schleifsteinpr.com